SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. )

                               GRIFFON CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   398-433-102
                                 (CUSIP Number)

                               Nancy D. Lieberman
                    Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                            Jericho, New York 11753
                                 (516) 822-4820
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                                February 8, 1997
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.     398- 433-102                             Page  2 of 5 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                           Harvey R. Blau


2    Check the Appropriate Box if a Member of a Group*   (a)  [ ]
                                                         (b)  [x]


3    SEC Use Only


4    Source of Funds       PF


5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)   [  ]

6    Citizenship or Place of Organization

                                U.S.A.

     Number of        7   Sole Voting Power
     Shares               1,724,440

     Beneficially     8   Shared Voting Power
                          0

     Owned by Each    9   Sole Dispositive Power
     Reporting            1,724,440

     Person          10   Shared Dispositive Power
     With                 0


11   Aggregate Amount Beneficially Owned by Each Reporting Person

                         1,724,440


12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [x]

13   Percent of Class Represented by Amount in Row (11)

                         5.4%

14   Type of Reporting Person*
                         IN

Item 1: Security and Issuer.

The securities to which this Schedule 13D relate are the shares of Common Stock, par value $.25 per share (the "Shares") of Griffon Corporation (the "Issuer"), a corporation organized under the laws of the State of Delaware. The address of the Issuer's principal executive office is 100 Jericho Quadrangle, Suite 224, Jericho, New York 11753.

Item 2: Identity and Background.

The person filing this statement is Harvey R. Blau, a United States citizen. Mr. Blau's business address is 100 Jericho Quadrangle, Suite 224, Jericho, New York 11753. Mr. Blau's principal occupation is Chairman of the Board of the Issuer, a position he has held since 1983.

During the last five years, Mr. Blau has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which he was or is subject to a judgement, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3: Source or Amount of Funds or Other Consideration.

Of the 1,724,440 Shares beneficially owned by him, Mr. Blau acquired (i) 100,000 Shares as a management bonus, (ii) 226,140 Shares upon the exercise of options granted to him in connection with his employment by the Issuer, the exercise prices of which were paid for with personal funds, Shares owned, and Shares subject to options, and (iii) 8,300 Shares in open market purchases. In connection with his employment by the Issuer, Mr. Blau has acquired options exercisable within the next 60 days to purchase 1,390,000 Shares.

Item 4: Purpose of the Transaction.

Of the 1,724,440 Shares beneficially owned by him, Mr. Blau acquired (i) 100,000 Shares as a management bonus, (ii) 226,140 Shares upon the exercise of options granted to him in connection with his employment by the Issuer, the exercise prices of which were paid for with personal funds, Shares owned, and Shares subject to options, (iii) 8,300 Shares in open market purchases and (iv) options exercisable within the next 60 days to purchase 1,390,000 Shares in connection with his employment by the Issuer.

Mr. Blau has no present plans or proposals which would result in a change in the present Board or management of the Issuer. Mr. Blau has no present plans which would result in a material change in the Issuer's business or corporate structure.

Item 5: Interest in Securities of the Issuer.

(a) As of the close of business on January 21, 1998, Mr. Blau beneficially owns 1,724,440 Shares which includes options to purchase an aggregate 1,390,000 Shares. Mr. Blau disclaims beneficial ownership of an aggregate 45,265 Shares owned by his wife and the Blau, Kramer, Wactlar, and Lieberman Profit Sharing Plan.

(b) Mr. Blau has sole power to dispose or direct the disposition of the 1,724,440 Shares beneficially owned by him.

Mr. Blau has sole power to vote or direct the vote of the 334,440 Shares beneficially owned by him and, upon the exercise of the options owned by him, the Shares acquired upon the exercise of such options.

(c) None.

Item 6: Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

None.

Item 7: Exhibits.

None.

Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

January 21, 1998
--------------------------------------
Date

/s/ Harvey R. Blau
--------------------------------------
Signature

Harvey R. Blau, Chairman of the Board
--------------------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).